                [SILLS CUMMIS EPSTEIN & GROSS P.C. LETTERHEAD]

                                October 7, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Celeste M. Murphy, Esq.

              Re:       RAG SHOPS, INC.
                        SCHEDULE 14D-9 FILED SEPTEMBER 22, 2004
                        FILE NO. 005-42322

Dear Ms. Murphy:

         This letter sets forth the responses of Rag Shops, Inc., a Delaware corporation (the "Company"), to the comments received from the Staff (the
"Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 1, 2004 concerning the Company's Solicitation/Recommendation
Statement on Schedule 14D-9 (File No. 005-42322) filed with the Commission on
September 22, 2004 (the "Schedule 14D-9"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

         The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in its letter to the Company dated October
1, 2004. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the
Solicitation/Recommendation Statement on Schedule 14D-9 ("Amendment No. 1 to the
Schedule 14D-9") that is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the
Company's response below it.

GENERAL

1. PLEASE ADD RAG SHOPS AS A FILING PERSON TO THE SCHEDULE TO FILED BY CRAFTS
RETAIL ACQUISITION CORPORATION ON SEPTEMBER 22, 2004 FOR PURPOSES OF SCHEDULE
13E-3. BECAUSE RAG SHOPS HAS RECOMMENDED THE TENDER OFFER BEING MADE BY CRAFTS
RETAIL, RAG SHOPS IS A FILING PERSON FOR PURPOSES OF SCHEDULE 13E-3. SEE
INTERPRETATION K.2 IN OUR JULY 2001 TELEPHONE INTERPRETATION SUPPLEMENT PUBLICLY
AVAILABLE ON OUR WEBSITE, WWW.SEC.GOV. PLEASE NOTE THAT ONLY BIDDERS MAY APPEAR
ON SCHEDULE TO. TO THE EXTENT YOU BELIEVE THAT RAG SHOPS IS NOT ENGAGED IN A
TENDER OFFER, RAG SHOPS MUST FILE A STAND ALONE SCHEDULE 13E-3.

         The Company does not believe that it is engaged in a tender offer.
Accordingly, the Company has filed a stand alone Schedule 13E-3.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT OFFER AND TENDER THEIR SHARES
PURSUANT TO THE OFFER

2. PLEASE REVISE TO DISCLOSE HOW THE COMPANY AND THE PURCHASER GROUP EACH
REACHED THE DETERMINATION THAT THE OFFER IS FAIR DESPITE THE APPARENT ABSENCE OF
THE SAFEGUARDS IN ITEM 1014(C) AND (D) OF REGULATION M-A. REFER TO Q & A 21 IN
EXCHANGE ACT RELEASE NO. 17719.

         On page nos. 15 and 16 of Amendment No. 1 to the Schedule 14D-9, the
Company has revised the disclosure to address this comment.

3. ITEM 8 OF SCHEDULE 13E-3 REQUIRES A DISCUSSION OF THE MATERIAL FACTORS UPON
WHICH A BELIEF AS TO FAIRNESS IS BASED. THIS SECTION SHOULD INCLUDE A DISCUSSION
OF EACH FILING PERSON'S ITEM 1014(B) ANALYSIS, INCLUDING A PRESENTATION OF ALL
THE MATERIAL FACTORS CONSIDERED BY SUCH PARTY IN REACHING ITS DETERMINATION. IF
ONE PARTY RELIED UPON THE ANALYSIS OF ANOTHER, SUCH AS THE FINANCIAL ADVISOR,
THAT PARTY MUST EXPRESSLY ADOPT THE CONCLUSION AND ANALYSES OF THE OTHER. FOR
EXAMPLE, IF THE BOARD IS RELYING ON THE FINANCIAL ADVISOR'S ANALYSES, AND THE
ANALYSES SATISFY THE ITEM 1014(B) DISCLOSURE STANDARDS, THE BOARD MUST
SPECIFICALLY ADOPT SUCH ANALYSES AS THEIR OWN. FILING PERSONS CANNOT INSULATE
THEMSELVES FROM LIABILITY BY RELYING UPON THE SUMMARY OF THE FINANCIAL ADVISOR'S
ANALYSES WHICH, BY THEIR TERMS, DO NOT COMPLY WITH THE SPECIFIC DISCLOSURE
REQUIREMENTS OF ITEM 1014(B). THE BOARD DOES NOT APPEAR TO HAVE SPECIFICALLY
ADOPTED THE ANALYSES OF THE FINANCIAL ADVISOR IN THE EXISTING DISCLOSURE.
WITHOUT EXPRESSING AN OPINION AS TO WHETHER THE FINANCIAL ADVISOR'S ANALYSES
SATISFY THE ITEM 1014(B) DISCLOSURE STANDARDS, THE BOARD MUST EXPAND THE
DISCUSSION IN SUPPORT OF THEIR FAIRNESS DETERMINATION WITH REGARD TO THE
TRANSACTION TO SPECIFICALLY ADDRESS THE ITEM 1014(B) FACTORS. SEE QUESTION AND
ANSWER 20, EXCHANGE ACT RELEASE NO. 17719 (APRIL 13, 1981).

         On page no. 9 of Amendment No. 1 to the Schedule 14D-9, the Company has
updated the disclosure under the heading "Background to the Merger; Contacts with Sun" relative to the financial presentation of SunTrust to disclose that the board adopted the analyses and conclusions of SunTrust set forth in their fairness opinion and its financial presentation. Also, on page nos. 14 through
16 of Amendment No. 1 to the Schedule 14D-9, the Company has revised the disclosure under the heading "Position of Rag Shops as to the Fairness of the
Transaction; Reasons for the Board's Recommendation" in order to address this comment.

SCHEDULE 14D
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS
MUTUAL RELEASES, FUNDING AGREEMENT AND ESCROW AGREEMENT

4. PLEASE EXPAND YOUR DISCLOSURE REGARDING THE REASON FOR THE FUNDING AGREEMENT
WITH MR. BERENZWEIG AND THE NATURE OF HIS OBLIGATIONS AND CERTAIN EXPENSES TO BE
COVERED UNDER SAME. WE NOTE THAT LOSSES ARE DESCRIBED IN THE FUNDING AGREEMENT,
BUT BELIEVE THAT YOUR DISCLOSURE SHOULD INCLUDE A GENERAL DESCRIPTIONS OF THESE
OBLIGATIONS.

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         On page nos. 5 and 6 of Amendment No. 1 to the Schedule 14D-9, the
Company has updated the disclosure under the heading "Mutual Releases, Funding
Agreement and Escrow Agreement" to expand the disclosure relative to the reasons for Mr. Berenzweig's entering into the Funding Agreement with Rag Shops and the nature of Mr. Berenzweig's obligations thereunder.

THE BACKGROUND OF THE OFFER
THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR
SHARES PURSUANT TO THE OFFER

5. WE NOTE THAT FOUR NON-BINDING WRITTEN ACQUISITION PROPOSALS WERE RECEIVED BY
SUNTRUST ON JULY 27, 2004, INCLUDING THE PROPOSAL FROM SUN AND THREE FROM OTHER
FINANCIAL BUYERS. FURTHER, THE BOARD INSTRUCTED SUNTRUST TO PROVIDE ADDITIONAL
INFORMATION TO THE BIDDERS THAT WERE NOT SUN. WE NOTE THAT NO REVISED OFFERS,
OTHER THAN SUN'S WERE RECEIVED FROM OTHER BIDDERS, BUT BELIEVE THAT YOU SHOULD
PROVIDE MORE DETAIL REGARDING THE NATURE OF INFORMATION PROVIDED TO THE THREE
OTHER BIDDERS.

         On page no. 8 of Amendment No. 1 to the Schedule 14D-9, the Company
updated the disclosure under the heading "Background to the Offer; Contacts with
Sun" regarding the nature of the additional information provided to the three bidders that were not Sun.

REASONS FOR THE BOARD'S RECOMMENDATION

6. WE NOTE THAT YOUR DISCUSSION OF INFORMATION AND FACTORS CONSIDERED BY THE
BOARD, INCLUDING ALL OF THE MATERIAL FACTORS, PURPORTS TO INCLUDE BOTH POSITIVE
AND NEGATIVE FACTORS. HOWEVER, ONLY ONE APPARENTLY "NEGATIVE" FACTOR IS CITED IN
YOUR BULLET-POINTED LIST. PLEASE TELL US, WITH A VIEW TOWARD DISCLOSURE, IF
THERE ARE ANY OTHER NEGATIVE FACTORS CONSIDERED THAT SHOULD BE CONSIDERED
MATERIAL AND INCLUDED IN THIS DISCLOSURE. WE NOTE THAT LOST OPPORTUNITY TO
PARTICIPATE IN THE GROWTH AND PROFITS OF RAG SHOPS FOLLOWING THE OFFER IS
REFERENCED.

         The Company believes that there are no other negative factors considered by the Board of Directors relative to the transaction that should be considered material and included in the Schedule 14D-9. However, the Company has revised its disclosure on page no. 16 of Amendment No. 1 to the Schedule 14D-9 under the heading "Reasons for the Board's Recommendation" to specifically state that the Board does not believe that there are any other material negative factors other than those stated in the Schedule 14D-9 under the heading
"Reasons for the Board's Recommendation" with respect to the loss of the opportunity to participate in the growth and profits, if any, of the Company following the tender offer.

CLOSING COMMENTS

WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE
DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE
PROVIDED ALL INFORMATION INVESTORS REQUIRE. SINCE THE COMPANY AND ITS MANAGEMENT
ARE IN POSSESSION OF ALL FACTS RELATING TO A COMPANY'S DISCLOSURE, THEY ARE
RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

                                       3

IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A
STATEMENT FROM THE FILERS ACKNOWLEDGING THAT

         o    THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE
              DISCLOSURE IN THE FILINGS;

         o    STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF
              COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE
              COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

         o    THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY
              PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE
              FEDERAL SECURITIES LAWS OF THE UNITED STATES.

         A statement from the Company responsive to this comment is attached to this letter as Exhibit A.

         Please call me should you have any questions or comments regarding the foregoing at 973.643.5443.

                                                Very truly yours,

                                                /s/ Joshua M. Wepman

                                                Joshua M. Wepman

cc:      Alan C. Mintz
         Fred J. Damiano
         Mario Ciampi
                  Rag Shops, Inc. - Independent Board Members

         Crafts Retail Acquisition Corp.

         Michael Weinsier, Esq.

         Steven Kamen, Esq.

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                                    EXHIBIT A

         Reference is made to the Schedule 14D-9 Information/Recommendation
Statement under Section 14(d)(4) of the Exchange Act initially filed with the
Securities and Exchange Commission by Rag Shops, Inc. on September 22, 2004 and
the Schedule 13E-3 Transaction Statement under Section 13(e) of the Exchange Act initially filed with the Securities and Exchange Commission by Rag Shops, Inc.
on October 7, 2004. The undersigned acknowledges that:

         o    it is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

         o    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
              Commission from taking any action with respect to such filing; and

         o    the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       RAG SHOPS, INC.

                                       By: /s/ Jeffrey C. Gerstel
                                          --------------------------------
                                                Name:  Jeffrey C. Gerstel
                                                Title: President and Chief
                                                       Operating Officer

                                       RAG SHOPS, INC.

                                       By: /s/ Steven B. Barnett
                                          --------------------------------
                                                Name:  Steven B. Barnett
                                                Title: Executive Vice President

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